Exhibit 12.1

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

(in thousands, except ratios)

	Predecessor (a)				Sunoco Logistics Partners L.P. and Predecessor(b)
	Year Ended December 31,				Year Ended December 31,
	1998	1999	2000	2001	2002
Fixed Charges:
Combined interest cost and debt expense	$7,525	$7,306	$12,349	$13,673	$19,096
Interest allocable to rental expense (c)	932	1,199	1,803	1,234	1,120

Total	$8,457	$8,505	$14,152	$14,907	$20,216

Earnings:
Income before income tax expense	$61,007	$59,866	$49,003	$42,361	$48,330
Equity in income of less than 50 percent owned affiliated companies (d)	(3,885)	(4,591)	(3,766)	(4,323)	(6,913)
Dividends received from less than 50 percent owned affiliated companies (d)	4,612	4,730	3,749	4,254	6,787
Fixed charges	8,457	8,505	14,152	14,907	20,216
Interest capitalized	(408)	(819)	(1,659)	(1,140)	(1,296)
Amortization of previously capitalized interest	13	21	33	127	170

Total	$69,796	$67,712	$61,512	$56,186	$67,294

Ratio of Earnings to Fixed Charges	8.25	7.96	4.35	3.77	3.33

NOTES:

(a)	The financial statements of Sunoco Logistics Partners L.P. for the four years in the period ended December 31, 2001 reflect the historical cost-basis accounts of its predecessor (the “Predecessor”).

(b)	The historical financial statements of Sunoco Logistics Partners L.P. for the year ended December 31, 2002 reflect the historical cost-basis accounts of the Predecessor for the period from January 1, 2002 through February 7, 2002, and of Sunoco Logistics Partners L.P. (the “Partnership”) for the period from February 8, 2002 (the date of its initial public offering) through December 31, 2002.

(c)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.

(d)	Reflects amounts attributable to interests in the following corporate joint ventures accounted for under the equity method: 9.4% in Explorer Pipeline Company, 31.5% in Wolverine Pipe Line Company, 9.2% in West Shore Pipe Line Company, 14.0% in Yellowstone Pipe Line Company, and 43.8% in West Texas Gulf Pipe Line Company. Wolverine, West Shore and Yellowstone were acquired in November 2002 for $54.0 million, and West Texas Gulf was acquired in November 2002 for $10.6 million. Amounts included in the above are attibutable to ownership from the date of acquisition.